UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Bellicum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

079481107

(CUSIP Number)

August 16, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 079481107	Page 2 of 8

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,133,600*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,133,600*

9	Aggregate amount beneficially owned by each reporting person. 5,133,600*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.99%**
12	Type of reporting person OO

*

This number is comprised solely of 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the conversion of the Issuer’s Series 1 Redeemable Convertible Non-Voting Preferred Stock (the “Series 1 Preferred Stock”), which was issued in connection with a public offering of Series 1 Preferred Stock and warrants as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 19, 2019 (the “Offering”).

**

Based on 51,387,763 shares of Common Stock outstanding, which is the sum of (i) 46,254,163 shares of Common Stock outstanding as of July 31, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2019, and (ii) 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Series 1 Preferred Stock.

CUSIP No. 079481107	Page 3 of 8

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,133,600*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,133,600*

9	Aggregate amount beneficially owned by each reporting person. 5,133,600*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.99%**
12	Type of reporting person CO

*

This number is comprised solely of 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the conversion of Series 1 Preferred Stock, which was issued in connection with the Offering.

**

Based on 51,387,763 shares of Common Stock outstanding, which is the sum of (i) 46,254,163 shares of Common Stock outstanding as of July 31, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2019, and (ii) 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Series 1 Preferred Stock.

CUSIP No. 079481107	Page 4 of 8

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 5,133,600*
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 5,133,600*

9	Aggregate amount beneficially owned by each reporting person. 5,133,600*
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 9.99%**
12	Type of reporting person IN

*

This number is comprised solely of 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon the conversion of Series 1 Preferred Stock, which was issued in connection with the Offering.

**

Based on 51,387,763 shares of Common Stock outstanding, which is the sum of (i) 46,254,163 shares of Common Stock outstanding as of July 31, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2019, and (ii) 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire upon conversion of the Series 1 Preferred Stock.

Item 1(a).	Name of Issuer:

Bellicum Pharmaceuticals, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2130 W. Holcombe Blvd., Ste. 800

Houston, Texas 77030

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital is: 11682 El Camino Real, Suite 320, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c).	Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 (the “Common Stock”)

Item 2(e). CUSIP Number:

079481107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 5,133,600 shares of Common Stock.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Persons represent 9.99% of the Issuer’s outstanding Common Stock (based on 51,387,763 shares of Common Stock outstanding, which is the sum of (i) 46,254,163 shares of Common Stock outstanding as of July 31, 2019 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 5, 2019, and (ii) 5,133,600 shares of Common Stock that Boxer Capital has the right to acquire within the next 60 days upon conversion of the Issuer’s Series 1 Redeemable Convertible Non-Voting Preferred Stock (the “Series 1 Preferred Stock”), which was issued in connection with a public offering of Series 1 Preferred Stock and warrants as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on August 19, 2019. In the Offering, Boxer Capital purchased a total of 82,000 shares of Series 1 Preferred Stock, which are convertible into 8,200,000 shares of Common Stock at any time at Boxer Capital’s option, as well as warrants to purchase 8,200,000 shares of Common Stock (the “Warrants”). The Warrants have an exercise price equal to $1.30 per share of Common Stock, subject to proportional adjustments in the event of stock splits or combinations or similar events. The Warrants expire on August 21, 2026. The Warrants are immediately exercisable upon issuance. The conversion of the Series 1 Preferred Stock and the exercise of the Warrants are each subject to a beneficial ownership limitation such that no conversion or exercise may occur if it would result in beneficial ownership in excess of 9.99% with respect to the holder and its Section 13 affiliates. A copy of the form of Warrants is filed herewith as an exhibit and incorporated herein by reference, and any description herein of the Warrants is qualified in its entirety by reference to the form of warrant.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

The Reporting Persons have shared power to vote or to direct the vote of the 5,133,600 shares of Common Stock they beneficially own upon conversion of the Series 1 Preferred Stock.

(iii)	Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of:

The Reporting Persons have shared power to dispose or to direct the disposition of the 5,133,600 shares of Common Stock they beneficially own upon conversion of the Series 1 Preferred Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock beneficially owned by Boxer Capital upon conversion of the Series 1 Preferred Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated August 26, 2019, among the Reporting Persons.

2	Form of Warrant to Purchase Common Stock or Series 1 Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on August 19, 2019

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 26, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually